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November 18, 2015

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Registration Statement on Form S-1 filed November 9, 2015
CIK No. 0001651094

Dear Ms. Anagnosti:

This letter is in respect of conversations held on November 13, 2015 and November 17, 2015 between the representatives of Staff of the Division of Corporation Finance (the “Staff”), our client, Elevate Credit, Inc. (“Elevate” or the “Company”), and Morrison & Foerster LLP, regarding disclosure of the debt facility governed by the financing agreement by and among Rise SPV, LLC, Elevate Credit Intl. Ltd., Elevate Credit Services, LLC, the guarantors party thereto, the lenders party thereto, and Victory Park Management, LLC (“VPC”), as agent, dated as of August 15, 2014 (such facility, the “VPC Facility”) in the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The VPC facility is filed as Exhibit 10.3 to the Registration Statement.

On behalf of Elevate, Elevate confirms that VPC is the only party that holds the commitment under the VPC Facility and that, as agent under the VPC Facility, VPC is the only party that will be lending to Elevate in connection with future borrowings under the VPC Facility.

If you have any questions, please do not hesitate to call Brandon C. Parris at (415) 268-6617.

Very truly yours,

/s/ Brandon C. Parris

Brandon C. Parris

cc:	Ken Rees, Elevate Credit, Inc.

Chris Lutes, Elevate Credit, Inc.

Sarah Fagin Cutrona, Esq., Elevate Credit, Inc.

Josh Samples, Securities and Exchange Commission

Bill Schroeder, Securities and Exchange Commission

John Spitz, Securities and Exchange Commission

Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP

Peter M. Lamb, Esq., Orrick, Herrington & Sutcliffe LLP